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                              March 29, 2024

       Mike Ballardie
       Chief Executive Officer
       Connexa Sports Technologies Inc.
       2709 North Rolling Road, Suite 138
       Windsor Mill, MD 21244

                                                        Re: Connexa Sports
Technologies Inc.
                                                            Amendment No. 1 to
Form 10-K for Fiscal Year Ended April 30, 2023
                                                            Filed March 25,
2024
                                                            Response dated
March 25, 2024
                                                            File No. 001-41423

       Dear Mike Ballardie:

              We have reviewed your March 25, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2024 letter.

       Amendment No. 1 to Form 10-K for Fiscal Year Ended April 30, 2023

       Report of Independent Registered Public Accounting Firm, page F-2

   1.                                                   We note your response
and the amendment to your Form 10-K. Please have your
                                                        independent registered
public accounting firm revise the last sentence of the opinion paragraph to also refer
to the financial position of the company as of April 30, 2022.
 Mike Ballardie
FirstName  LastNameMike  Ballardie
Connexa Sports  Technologies Inc.
Comapany
March      NameConnexa Sports Technologies Inc.
       29, 2024
March2 29, 2024 Page 2
Page
FirstName LastName
       Please contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing